

Michael Klein, CPA, CMA · 2nd

Partner at Nigro & Nigro CPAs

Greater Los Angeles Area · 500+ connections · **Contact info**

 **Murrieta Chamber of Commerce**

 **University of Californ Berkeley**

Experience



Treasurer

Murrieta Chamber of Commerce

Jul 2016 – Present · 3 yrs 11 mos

Murrieta, CA

Oversee the financial management affairs of the Murrieta Chamber of Commerce and ensure accurate, useful and relevant financial reporting. Assist with budget development, implementation and review.



Partner

Nigro & Nigro, PC

Nov 2011 – Present · 8 yrs 7 mos

Murrieta, CA

Prepare individual, partnership, corporate and not-for-profit tax returns, provide ongoing accounting services for businesses and not-for-profit entities, and perform a range of audit services for governmental and not-for-profit entities.



Treasurer of the Board

Freely in Hope

Aug 2012 – Dec 2015 · 3 yrs 5 mos

Greater Los Angeles Area

Seek to alleviate poverty and provide opportunity for women in the developing world

President of the Board

Birth Choice Pregnancy Resource Center

Jul 2010 – Dec 2014 · 4 yrs 6 mos

Serving as president of the board to a team that seeks to walk with families having unplanned pregnancies, and with those who feel as if there are no alternatives to carrying out a pregnancy.

Mercy Ministries Coordinator

Covenant Grace Church

Jan 2011 – Dec 2013 · 3 yrs

Murrieta, CA

Coordinate the resources of the Covenant Grace Church, and other area churches and ministries, to meet the needs of the poor, afflicted and marginalized in the valley.

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Education



University of California, Berkeley

BA, Economics and Political Science

2003 – 2007

While at UC Berekely, I completed a double major in Economics and Political Science and had the opportunity to study abroad in Washington, DC and Ghana, Africa.

Skills & Endorsements

Fundraising · 57

 Endorsed by **Julie Ann Forcum, who is highly skilled at this**

 Endorsed by **3 of Michael's colleagues at & Nigro, PC**

Leadership · 37

 Endorsed by **Randy Powell, who is highly skilled at this**

Public Speaking · 35

Endorsed by **Sheila Houston and 1 other who is**

Endorsed by **2 of Michael's colleagues at**



highly skilled at this



& Nigro, PC

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